Exhibit 99.1

XPENG Announces Vehicle Delivery Results for July 2023

Guangzhou, China – Aug. 1, 2023 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for July 2023.

In July 2023, XPENG recorded monthly deliveries of 11,008 Smart EVs, a 28% increase over the prior month, marking its sixth consecutive month of delivery growth.

XPENG’s G6 Ultra Smart Coupe SUV commenced mass deliveries across 110 cities nationwide in July after its market launch in late June. In July, total G6 deliveries reached more than 3,900 units. The strong sales momentum of G6 has led to a surge in showroom visits, which, in turn, has increased customers’ enthusiasm for other XPENG Smart EV models and the advanced smart technology equipped within. The Company is focused on ramping up the G6’s production with its manufacturing facilities running at its full load. The Company also increased dedicated logistics resources to ensure the speed of G6 deliveries.

On July 26, XPENG and Volkswagen have announced a long-term strategic partnership in China to jointly develop two B-class battery electric vehicle models under the Volkswagen brand.

The two companies will leverage their respective core competencies, with XPENG providing its G9 platform and connectivity and ADAS (Advanced Driver Assistance System) software. The partnership is expected to create synergies across multiple dimensions, including cost efficiency in the supply chain, development of new vehicle models, and the application of innovative technologies, highlighting the strengths of both companies and their commitment to advancing the EV industry in China.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.